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EXHIBIT 99.2

Barington Companies Equity Partners, L.P.

888 Seventh Avenue, 6th Floor

New York, New York 10019

March 13, 2018

BY TELEFAX, EMAIL AND UNITED STATES MAIL

Xerium Technologies, Inc.

14101 Capital Boulevard

Youngsville, North Carolina 27596

Attn: Phillip B. Kennedy

   Vice President, General Counsel and Secretary

Re:	Notice to the Secretary of Intention to Nominate Persons for Election as Directors at the 2018 Annual Meeting of Stockholders of Xerium Technologies, Inc.

Dear Mr. Kennedy:

Barington Companies Equity Partners, L.P., a Delaware limited partnership (“Barington”), pursuant to Section 1.11 of Article I of the Amended and Restated By-Laws (the “Bylaws”) of Xerium Technologies, Inc., a Delaware corporation (the “Company”), hereby notifies you that it intends to nominate two (2) persons for election to the Board of Directors of the Company (the “Board”) at the 2018 Annual Meeting of Stockholders of the Company, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the “Annual Meeting”).

This letter, including the Exhibits, Schedules and Annexes attached hereto, is collectively referred to as the “Notice.” The persons Barington intends to nominate for election to the Board at the Annual Meeting are Jared L. Landaw and Michelle G. Applebaum (each a “Nominee” and collectively, the “Nominees”).

Barington believes that the Board is currently composed of eight (8) directors. To the extent that the Company might purport to increase the size of the Board beyond eight (8) directors, Barington reserves the right to nominate additional nominees (each an “Additional Nominee”) for election to the Board at the Annual Meeting. Any additional nominations made pursuant to the preceding sentence would be without prejudice to the issue of whether such attempt by the Company to increase the size of the Board was valid under the circumstances. Additionally, if any Nominee or any Additional Nominee is unable or unwilling to stand for election at the Annual Meeting, Barington reserves the right to nominate one or more alternate nominees, as applicable, in place of such Nominee(s) or Additional Nominee(s) (each an “Alternate Nominee”). Except where the context otherwise requires, the term “Nominee” as used in this Notice shall be deemed to include one or more Additional Nominees or Alternate Nominees, as applicable.

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Pursuant to Section 1.11 of Article I of the Bylaws, the undersigned hereby sets forth the following:

(a)	The name and address of the stockholder giving this Notice, as they appear on the Company’s books, is Barington Companies Equity Partners LP, 888 Seventh Avenue, 17th Floor, New York, NY 10019.

(b)	Barington is the beneficial owner of 647,948 shares of common stock, par value $0.001 per share, of the Company (the “Common Stock”), 100 shares of which are held of record. For certain information regarding transactions in securities of the Company by Barington during the past two years, see Schedule A attached hereto.

(c)	Jared L. Landaw is the Chief Operating Officer and General Counsel of Barington Capital Group, L.P., an affiliate of Barington, and a Nominee. Barington or one of its affiliates expects to enter into agreements with Mr. Landaw and Ms. Applebaum pursuant to which, among other things, such Nominees will be indemnified against certain potential liabilities that might arise in connection with being named as a director nominee and related matters. Barington or one of its affiliates also intends to reimburse Mr. Landaw and Ms. Applebaum for any costs or expenses that may be incurred by either of them in connection with being named as a Nominee. There is no written agreement between the parties with respect to the foregoing. For the avoidance of doubt, any such agreement entered into shall not contain any obligations or contingencies relating to the time from and after the Nominees are elected as directors. Except for the foregoing and as set forth elsewhere in this Notice, there are no arrangements or understandings between Barington and either Nominee or any other person or persons pursuant to which the nominations of the Nominees were made.

(d)	Certain information regarding each Nominee required to be disclosed pursuant to Section 1.11 of Article I of the Bylaws is set forth in Exhibits A and B attached hereto. Included on these exhibits, among other things, is the name, age, business address, residence address, and the principal occupation or employment of each Nominee. Also included is the class and number of shares of stock of the Company that are beneficially owned by each Nominee, if any.

(e)	Reference is made to Schedules B-1 and B-2 attached hereto for certain information (without conceding that any such information is required to be disclosed in this Notice) with respect to certain individuals and entities that are or may be deemed to be affiliates or associates of Barington or members of a group with Barington (collectively, the “Barington Group”). The inclusion of such information in this Notice shall not be deemed to constitute an admission that any such information is required by Section 1.11 of Article I of the Bylaws.

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(f)	Barington Companies Investors, LLC (“BCI”), an affiliate of Barington, has entered into co-investment agreements with Hilco, Inc. and 1 NBL EH, LLC (the “Barington Co-Investment Agreements”), pursuant to which, in each case, such parties may co-invest with BCI and its affiliates in certain investment opportunities. Pursuant to the terms of the Barington Co-Investment Agreements, BCI is entitled to the reimbursement of certain expenses BCI may incur in connection with the execution of its investment strategy with respect to such investment opportunities (which include investments in the Common Stock of the Company). BCI is also entitled to receive from each of Hilco, Inc. and 1 NBL EH, LLC a fee with respect to certain profits such parties may derive from such investments.

(g)	Each Nominee’s written consent to be named as a nominee and to serve as a director if elected is included in Annex A hereto.

In addition to the foregoing, certain information regarding each Nominee responsive to certain criteria said to be considerations for the selection of directors as described in the Company’s Corporate Governance Guidelines (as available on the Company’s website) is set forth in Exhibits A and B attached hereto (without conceding that any such information is required to be disclosed in this Notice).

The Nominees may engage in the solicitation of proxies for the election of the Nominees. It is anticipated that certain regular employees of members of the Barington Group will also participate in any solicitation of proxies for the election of the Nominees. Such employees will receive no additional consideration if they assist in the solicitation of proxies. It is anticipated that any proxies would be solicited by mail, courier services, Internet advertising, telephone, facsimile or in person. It is anticipated that the costs related to any solicitation of proxies, including expected expenditures for attorneys, accountants, public relations and financial advisors, proxy solicitors, advertising, printing, transportation and related expenses, will be borne by the Barington Group. To the extent legally permissible, the Barington Group may seek reimbursement from the Company for those expenses if one or more of the Nominees is elected. The Barington Group does not currently intend to submit the question of such reimbursement to a vote of the stockholders of the Company.

Except as set forth in this Notice, to the knowledge of Barington as of the date hereof (i) no Nominee has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past ten years; (ii) no Nominee owns any securities of the Company (or any parent or subsidiary of the Company), directly or indirectly, beneficially or of record, or has purchased or sold any securities of the Company within the past two years, and no associate of any Nominee beneficially owns, directly or indirectly, any securities of the Company; (iii) no Nominee is, or was within the past year, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (iv) there is no transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or currently proposed transaction, or series of similar transactions, in which the Company or any of its subsidiaries was or is to be a participant, in which the amount involved exceeds $120,000 and in which any Nominee or any associate of any Nominee, or any member of the immediate family (including any person (other than a tenant or employee) sharing the same household) of any Nominee or of any associate of any Nominee, had or will have a direct or indirect material interest; (v) no Nominee or associate of any Nominee has any arrangement or understanding with any person (a) with respect to any future employment by the Company or its affiliates (except in the capacity as a director) or (b) with respect to any future transactions to which the Company or any of its affiliates will or may be a party; (vi) no Nominee has any substantial interest, direct or indirect, in any matter to be acted upon at the Annual Meeting, except his or her interest in being nominated for election as a director; (vii) there are no material proceedings in which any Nominee or any associate of any Nominee is a party adverse to the Company or any of its subsidiaries, or has a material interest adverse to the Company or any of its subsidiaries; (viii) no occupation or employment is or was, during the last five years, carried on by any Nominee with the Company or any corporation or organization which is or was a parent, subsidiary or other affiliate of the Company; (ix) there exist no family relationships between any Nominee and any other Nominee, or any director or executive officer of the Company; (x) during the last ten years, no Nominee was involved in any of the events described in Item 401(f) of Regulation S-K and that are material to an evaluation of the ability or integrity of such Nominee to become a director of the Company; and (xi) no Nominee or associate of any Nominee has been awarded, earned or received any cash compensation, cash bonuses, deferred compensation, compensation pursuant to plans, or other compensation from, or in respect of services rendered to or on behalf of, the Company and its subsidiaries that is required to be disclosed under, or is subject to any arrangement described in, Item 402 of Regulation S-K.

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Barington has no knowledge of any facts that would prevent the determination that each of the Nominees is “independent” under applicable New York Stock Exchange and Securities and Exchange Commission rules and regulations. Barington expects that each Nominee will furnish such information as may be reasonably requested by the Company to determine whether such Nominee can be classified as “independent” for purposes of serving on the Board and on any Board committee.

Barington understands that certain information regarding the Annual Meeting (including, but not limited to, the record date, the number of voting shares outstanding and the date, time and place of the Annual Meeting) and the Company (including, but not limited to, various committees of the Board and deadlines for stockholder proposals, compensation of directors and beneficial ownership of the Company’s securities) will be set forth in the Company's proxy statement on Schedule 14A, to be filed with the Securities and Exchange Commission (the “SEC”) by the Company with respect to the Annual Meeting, and in certain other SEC filings made or to be made by the Company and third parties under Sections 13 and 16 of the Securities Exchange Act of 1934, as amended. To the extent the Company believes any such information is required to be set forth in this Notice, Barington hereby refers the Company to such filings. Barington accepts no responsibility for any information set forth in any such filings not provided by Barington.

The Exhibits, Annexes and Schedules attached hereto are hereby incorporated into and made a part of this Notice. Accordingly, all matters disclosed in any part of this Notice, including the Exhibits, Annexes and Schedules, shall be deemed disclosed for all purposes of this Notice. Any capitalized term appearing in one of the Exhibits, Annexes or Schedules that is not defined in such Exhibit, Annex or Schedule shall have the meaning given to such term in the body of this Notice or in another of the Exhibits, Annexes or Schedules, as applicable.

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Barington believes that this Notice complies in all respects with the Bylaws and applicable law. If the Company believes this Notice is incomplete or otherwise deficient in any respect, please notify us in writing immediately of such alleged deficiencies. Barington reserves the right, following receipt of any such notice, to either challenge, or attempt to cure, any alleged deficiencies. Barington also reserves the right to give further notice of additional business or nominations to be conducted or made at the Annual Meeting or other meeting of the Company’s stockholders, to revise the nominations described herein, or not to present any one or more nominations described herein.

Please be advised that, notwithstanding the compliance by Barington with the relevant provisions of the Bylaws, neither the delivery of this Notice in accordance with the terms of the Bylaws nor the delivery of additional information, if any, provided to the Company from and after the date hereof by or on behalf of Barington or any other person shall be deemed to constitute (a) an acknowledgement that this Notice is in any way defective or (b) an admission as to the legality or enforceability of any particular provision of the Bylaws or any other matter, or a waiver by Barington or any other person of its right to contest or challenge the enforceability thereof or of any other matter.

If this Notice shall be deemed for any reason by a court of competent jurisdiction to be ineffective with respect to the nomination of any of the Nominees at the Annual Meeting, or if any individual Nominee shall be unable to serve for any reason, then in addition to any other rights or remedies Barington may have, this Notice shall continue to be effective with respect to the remaining Nominee(s) and as to any replacement Nominee(s) selected by Barington.

Please address any correspondence or questions to Barington Companies Equity Partners, L.P., Attention: James A. Mitarotonda, telephone (212) 974-5701, facsimile (212) 586-7684, with a copy to our counsel, Kramer Levin Naftalis & Frankel LLP, 1177 Avenue of the Americas, New York, New York 10036, Attention: Peter G. Smith, Esq., telephone (212) 715-9401, facsimile (212) 715-8000.

Very truly yours,

BARINGTON COMPANIES EQUITY PARTNERS, L.P.
By:	Barington Companies Investors, LLC, its general partner

By:	/s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: President and CEO

[Exhibits, Annexes and Schedules Intentionally Omitted]